Exhibit 99.1

Vedanta Limited

Vedanta Limited’s Resolution Plan for acquisition of Electrosteel Steels Limited approved by National Company Law Tribunal

Further to the announcement made by Vedanta Limited (the “Company”) on 31 March 2018, National Company Law Tribunal, Kolkata Bench, has today approved the terms of the Resolution Plan submitted by the Company, to acquire Electrosteel Steels Limited (“Electrosteel”) pursuant to a Corporate Insolvency Resolution process implemented by way of the Insolvency and Bankruptcy Code 2016 (the “Resolution Plan”), and the terms of the Resolution Plan are now binding.

Pursuant to the Resolution Plan, a wholly-owned subsidiary of the Company, will subscribe for the share capital of Electrosteel for an aggregate amount of INR 1,805 Crores (US$ 275.7 million) and provide additional funds aggregating of INR 3,515 Crores (US$ 536.9 million) by way of debt. Upon implementation of the Resolution Plan, the Company will hold approximately 90% of the paid up share capital of Electrosteel (the “Transaction”). The remaining 10% of Electrosteel’s share capital will be held by Electrosteel’s existing shareholders and the financial creditors who receive shares in exchange for the debt owed to them. The funds received by Electrosteel as debt and equity will be used to fully settle the debts owed to the existing financial creditors of Electrosteel, by payment of INR 5,320 Crores (US$ 812.6 million).

Electrosteel was incorporated in Ranchi, Jharkhand, India as a public company on 20 December 2006 and has been listed on the Bombay Stock Exchange and National Stock Exchange of India since 2010. Electrosteel owns and operates a greenfield integrated steel manufacturing facility near Bokaro, Jharkhand, India, which has a current capacity of 1.5 million tonnes per annum (“MTPA”) and the potential to increase to 2.5 MTPA.

Electrosteel’s unaudited statement of assets and liabilities as at 30 September 2017 reports the total assets of Electrosteel as INR 13,051.56 Crores (US$ 1,993.7 million). According to Electrosteel’s statement of audited financial results for the year ended 31 March 2017, Electrosteel’s total income was INR 2,867.83 Crores (US$ 438.1 million) and loss for that period was INR 1,463.48 Crores (US$ 223.6 million). Its latest unaudited quarterly update for the nine months ended 31 December 2017 reported a total income of INR 2,440.35 Crores (US$ 372.8 million) with a loss of INR 866.50 Crores (US$ 132.4 million). Total Income for the year ended 31 March 2015 and 31 March 2016 was INR 1,846.85 Crores (US$ 282.1 million) and INR 2,904.47 Crores (US$ 443.7 million), respectively.

The directors of the Company (the “Directors”) believe that the Transaction will complement the Group’s existing iron ore business as the vertical integration of steel manufacturing capabilities has the potential to generate significant efficiencies. The Directors do not expect the Transaction will have any material impact on the Group’s earnings for the financial year ending 31 March 2019 and anticipate returns to be received in the following years.

The consideration payable under the Resolution Plan and the transaction fees and expenses will be paid using the existing cash resources.

The transaction is not a related party transaction under the Indian Companies Act 2013 or the Indian Listing Regulations.

Completion of the Transaction is conditional upon obtaining applicable regulatory approval including approval from the Competition Commission of Indiaand the Securities and Exchange Board of India.

As part of the Transaction, the Company has submitted an unconditional and irrevocable performance guarantee of INR 100 Crores (US$15.3 million) to the committee of creditors which shall be released upon expiry of six months from the date that the National Company Law Tribunal approved the Resolution Plan.

For further information, please contact:

Communications Arun Arora Head Communications	Tel: +91 1244593000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Aarti Raghavan VP – Investor Relations Sneha Tulsyan Associate Manager – Investor Relations

Notes

1.	For US dollar amounts in this announcement a rate of INR 65.465 to US$1, being the closing exchange rate on 16 April 2018, has been used.

Information on Electrosteel

All information in this announcement relating to Electrosteel has been sourced from publicly available information. This information has not been subject to comment or verification by Electrosteel or its respective directors.